May 11, 2006

Mr. Kevin Rupert

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	CNI Charter Funds
Sarbanes-Oxley Review of AHA Investment Funds, Inc. Annual Report
SEC File No. 811-07923

Dear Mr. Rupert:

This letter is in response to your telephone comments to me on April 11, 2006, with respect to the Annual Report of AHA Investment Funds, Inc. (the “Company”) for the period ended September 30, 2005 (the “Annual Report”). We previously filed a letter dated March 27, 2006 (the “Prior Response”) in response to your telephone comments to me on February 21, 2005 regarding the Annual Report. Effective September 30, 2005, each series of the Company (each, a “Fund”) reorganized into newly formed series (each, a “New Fund”) of CNI Charter Funds (the “Trust”), a Delaware statutory trust (the “Reorganization”). We serve as legal counsel to the Trust.

Comment 1: Copies of all fee waivers applicable to the Funds should have been filed on the SEC’s EDGAR system.

Response: Management of the Company, after noting that Form N-1A does not specifically require the inclusion of an expense reimbursement agreement as an exhibit to a registration statement, confirming that the arrangement was fully disclosed in the registration statement, and consulting with the Company’s legal counsel, did not believe the Company’s fee waiver was required to be filed. However, in connection with the Reorganization, the form of the Trust’s Expense Limitation and Reimbursement Agreement (the “New Expense Limitation Agreement”) with CCM Advisors, LLC (“CCMA”), the adviser to the Funds and New Funds, was filed as an exhibit to the Trust’s Post-Effective Amendment No. 25 on May 13, 2005. The Trust will file executed copies of (a) the New Expense Limitation Agreement and (b) a letter from CCMA agreeing to further limit the New Funds’ operating expenses for a one-year period beginning September 30, 2005 (the “Letter Agreement”), as exhibits to the next post-effective amendment to the Trust’s registration statement.

Comment 2: As disclosed on page 45 of the Annual Report, CCMA began recovering expenses from Class A shares of the AHA Full Maturity Fixed Income Fund (the “Full Maturity Fund”) at the inception of Class A shares on May 11, 2004, even though those expenses were incurred at a previous date when only Class I shares of the Full Maturity Fund were outstanding. You previously asked that we explain how CCMA could recover from Class A shares of the Fund fees that were incurred by Class I shares of the Fund, and that we specifically consider Rule 18f-3 under the Investment Company Act of 1940, as amended, in our response.

We explained in the Prior Response that the amounts recovered by CCMA from the Class A shares of the Fund upon the Fund’s inception were for expenses incurred by the Company in connection with its attempt to convert the Funds to a master-feeder structure (“Conversion Expenses”), which occurred at approximately the same time as the organization of Class A shares of the Full Maturity Fund. CCMA, together with the Company’s legal counsel and independent auditors, considered such expenses to be “fund-wide,” rather than class-specific, expenses.

We also indicated in the Prior Response that as (a) Rule 18f-3(c)(1)(i) permits fund-wide expenses (defined in Rule 18f-3(c)(2)(ii) as expenses not allocated to a particular class under paragraph (a)(1) of the Rule) to be allocated to each class of shares of a fund based on the net assets of that class in relation to the net assets of the fund, and (b) the Company’s Rule 18f-3 Multiple Class Plan provided for allocation of fund-wide expenses on such basis, we believe that CCMA’s recovery of Conversion Expenses from Class A shares of the Fund was consistent with Rule 18f-3 and the Company’s Rule 18f-3 Multiple Class Plan. You disagreed with our response and clarified that the staff’s position is that new classes of funds should not commence operations in a “recoupment” phase.

Response: Management of the Trust understands the staff’s position. However, while we are mindful of your concerns, we believe that the Class A shareholders were not harmed by the arrangement. As a result of the despoking arrangement, the overall expenses of the Full Maturity Fund decreased, to the benefit of those shareholders.

Comment 3: Clarify that CCMA may recover fees previously waived with respect to a fund only so long as the recoveries do not cause the fund’s expense ratio to exceed the expense cap in place at the time such expenses were incurred.

Response: Management of the Trust acknowledges that CCMA may recover fees previously waived with respect to a fund only so long as the recoveries do not cause the fund’s expense ratio to exceed the expense cap in place at the time such expenses were incurred.

In that connection, the Trust wishes to clarify how it intends to treat recoveries of the expenses associated with the Reorganization (e.g., legal fees and other organizational expenses). Although most of these Reorganization expenses were incurred prior to the Closing, management of the Company and the Trust, after consultation with the Trust’s fund accountant and independent auditors, determined that it would be appropriate and in the Funds’ and the New Funds’ best interests for CCMA to pre-pay the expenses associated with the Reorganization, and for the New Funds to begin accruing for such expenses on October 1, 2005, immediately after the Closing, for a period of one year. This decision was made based on CCMA’s recommendation that the shareholders of the Funds not begin to bear the costs of the Reorganization until it had been consummated.

Prior to the Reorganization, CCMA agreed to certain expense limitations (the “Expense Caps”), above which CCMA would waive fees payable to it by each Fund and/or reimburse the Fund, as applicable. Pursuant to the New Expense Limitation Agreement, the New Funds are subject to the same expense limitations as the Expense Caps, except that the New AHA Balanced Fund is subject to lower expense limitations than the Expense Caps (collectively, the “New Expense Caps”). In approving the Reorganization, the Company’s Board of Directors requested, and CCMA agreed, that for a period of one year after the closing of the Reorganization (the “Closing”), which occurred on September 30, 2005, CCMA waive its fees, and/or reimburse expenses to the extent necessary to keep the New Funds’ total operating expenses at the Funds’ then-current levels (the “Temporary Expense Caps”), which were lower than the Expense Caps and the New Expense Caps. We understand that the Board did so to insure that the shareholders would not absorb the cost of the Reorganization in the first year after the Reorganization. However, management of the Company, as well as counsel to the Company, understood that the intention of the Company’s Board of Directors was to permit CCMA to recover the fees waived and/or expenses reimbursed in connection with the Reorganization from each New Fund after the expiration of the Temporary Expense Caps, so long as at the time of recovery the total operating expenses of such New Fund were lower than the relevant New Expense Cap. In other words, the Temporary Expense Caps were not designed to permanently lower the ceiling under which CCMA could recover waived fees, but rather to keep the shareholders of the New Funds in the same position they previously were in for a period of time that the Company’s Board of Directors, in its judgment, deemed reasonable.

As these Reorganization expenses were incurred prior to the Closing, at a time when the original Expense Caps were in effect, and the parties did not believe that CCMA’s ability to recover these expenses should be affected by the Temporary Expense Caps, the Trust intends to permit CCMA to recover such expenses after the fiscal year ended September 30, 2006 if such repayments can be achieved within each New Fund’s New Expense Cap, as intended by the Company’s Board of Directors. This is consistent with the proxy statement with respect to the Reorganization, which indicated that the costs of the Reorganization would be borne by the shareholders of the Funds and the New Funds.

We acknowledge on behalf of the Trust that: (i) it is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) SEC staff comments regarding this filing or changes to disclosure in response to SEC staff comments regarding this filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please direct any inquiries regarding the foregoing to me at (213) 683-6163.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee
for Paul, Hastings, Janofsky & Walker LLP